

September 13, 2012

Via E-mail
Mr. Robert L. Recchia
Chief Financial Officer
Valassis Communications, Inc.
19975 Victor Parkway
Livonia, Michigan 48152

Re: Valassis Communications, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2011 as Amended
Filed February 27, 2012
Form 8-K filed July 26, 2012
File No. 1-10991

Dear Mr. Recchia:

We have reviewed your response letter dated September 7, 2012 and your filings and have the following comments. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 8-K filed July 26, 2012

Exhibit 99.1 pages 4-5

1. We note your response to comment one from our letter dated August 23, 2012. As we stated previously in that comment letter, you may only exclude from a non-GAAP profitability performance measure, an amount that is included in the most directly comparable profitability measure calculated and presented in accordance with GAAP. If you continue to include "modified EPS" in future filings, your adjustments for total depreciation and stock-based compensation, as reported in your financial statements, should be presented net of tax. Please revise or advise.

Mr. Robert Recchia
Valassis Communications, Inc.
September 13, 2012
Page 2

     Please file all correspondence over EDGAR. You may contact Kathryn Jacobson, Senior Accountant, at (202) 551-3365 or Robert S. Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Ajay Koduri, Attorney-Advisor, at (202) 551-3310, or me at (202) 551-3810 with any other questions.

     Sincerely,

     /s/ Robert S. Littlepage for

     Larry Spirgel
     Assistant Director